                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2004

                        Commission File Number 001-15012
                                               ---------

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                  Yes     No  X
                                      ---    ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                  Yes     No  X
                                      ---    ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes     No  X
                                      ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a fair disclosure relating to the Company's performance of the corrective order issued by the Ministry of Information of Communication of Korea, filed with the Korea Securities Dealers Association Automated Quotation Market on April 26, 2004.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       HANARO TELECOM, INC.



Date: April 27, 2004                   By: /s/ Soon-Yub Samuel Kwon
                                          --------------------------------------
                                          Name:  Soon-Yub Samuel Kwon
                                          Title: Senior Executive Vice President

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
99.1:             a fair disclosure relating to the Company's performance of the corrective order issued by the Ministry of Information of
                  Communication of Korea, filed with the Korea Securities
                  Dealers Association Automated Quotation Market on April 26,
                  2004.